

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 9, 2009

VIA U.S. MAIL AND FAX (408) 731-1893

James W. Sullivan
Chief Financial Officer
Mosys, Inc.
755 N. Mathilda Avenue, Suite 100
Sunnyvale, California 94085

> **Re: Mosys, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 000-32929**

Dear Mr. Sullivan:

   We have reviewed your letter dated February 9, 2009 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Financial Statements, page 50

Note 1: The Company and Summary of Significant Accounting Policies, page 54

Revenue Recognition, page 56

Royalty, page 58

1.   Please refer to our prior comment 2. With regards to license agreement D, please further explain to us the terms of the agreement including all payments that were made to you under the agreement, how you accounted for each and why. In light of your obligation to develop and obtain silicon qualification as part of this agreement, please specifically tell us how you determined it was appropriate to recognize any revenue up front. We refer you to SAB Topic 13.A.3.f., noting footnote 36, which states that "the Staff believes that the vendor activities associated with the up front fee even if considered a deliverable to be evaluated under EITF 00-21, will rarely provide value to the customer on a standalone basis. Specifically cite the GAAP literature upon which you based your accounting.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3640 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

                                                        Sincerely,

                                                        Julie Sherman
                                                        Reviewing Accountant